UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40549

ELLIOTT OPPORTUNITY II CORP.

(Exact name of registrant as specified in its charter)

360 S Rosemary Ave, 18th Floor

West Palm Beach, FL 33401

(212) 974-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares included as part of the Units, par value $0.0001 per share

Redeemable warrants to acquire one Class A ordinary share included as part of the Units

Units, each consisting of one Class A ordinary share and one-fourth of a redeemable warrant to acquire one Class A ordinary share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Elliott Opportunity II Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ELLIOTT OPPORTUNITY II CORP.

Dated: July 21, 2023	By:	/s/ Steven Barg
	Name:	Steven Barg
	Title:	Chief Financial Officer